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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                         For the month of January 2002


                         Commission File Number 0-31943


                                 ImagicTV Inc.
                 (Translation of Registrant name into English)

            One Brunswick Square
         14/th/ Floor, P.O. Box 303
      Saint John, New Brunswick, Canada                            E2L 3Y2

  (Address of Principal Executive Offices)                       (Zip Code)


                                 (506) 631-3000
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              (Registrant's telephone number, including area code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     X      Form 40-F___________
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______  No:     X
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Information furnished on this form:

     News Release re: SaskTel (dated January 10, 2002)
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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              ImagicTV Inc.
                              --------------------------------------------------
                              (Registrant)


                              By:    /s/ Marjean Henderson
                                  ----------------------------------------------
                                     Vice President, Finance and Chief Financial
                                     Officer



Date: January 11, 2002